Exhibit 99.102

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

GUNNISON COPPER ANNOUNCES C$30 MILLION BOUGHT DEAL PUBLIC OFFERING

The Base Shelf Prospectus is accessible, and the Prospectus Supplement will be accessible within two business days, through SEDAR+

Phoenix, Arizona, May 27, 2026 – Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCU MF) (FSE: 3XS0) (“Gunnison” or the “Company”) is pleased to announce that it has entered into an agreement with Canaccord Genuity Corp. as sole bookrunner and on behalf of a syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a “bought deal” basis, 71,430,000 common shares of the Company (the “Common Shares”) at a price of C$0.42 per Common Share (the “Offering Price”), for aggregate gross proceeds of C$30,000,600 (the “Offering”).

In addition, the Company has granted the Underwriters an option to purchase up to an additional 10,714,500 Common Shares (the “Over-Allotment Option”) at the Offering Price for additional gross proceeds of up to C$4,500,090 exercisable in whole or in part, at any time on or prior to the date that is 30 days following the Closing Date (as defined herein).

The Company intends to use the net proceeds from the Offering (and any proceeds received from the Over-Allotment Option) to advance the Company’s Gunnison Copper Project in Arizona, as well as for working capital and general corporate purposes.

Closing of the Offering is expected to occur on or about June 3, 2026 (the “Closing Date”) and is subject to certain conditions including, but not limited to, receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and applicable securities regulatory authorities.

The Common Shares will be offered for sale in all provinces of Canada, other than the province of Quebec, by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated May 19, 2026 (the “Base Shelf Prospectus”) to be filed in all of the provinces and territories of Canada. The Common Shares may also be sold in certain offshore jurisdictions (provided that placement in such offshore jurisdictions does not give rise to the filing of a prospectus or registration statement or to any continuous disclosure obligations) and by way of private placement in the United States pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

Access to the Prospectus Supplement, the Base Shelf Prospectus and any amendments thereto is provided in accordance with securities legislation relating to the procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment to such documents. The Base Shelf Prospectus is, and the Prospectus Supplement will be filed and available under the Company’s profile on SEDAR+ at www.sedarplus.ca within two (2) business days. Alternatively, an electronic or paper copy of the Prospectus Supplement, the corresponding Base Shelf Prospectus and any amendment to the documents may be obtained without charge upon request by contacting Canaccord Genuity at ecm@cgf.com (416.869.3052) by providing the contact with an email address or address as applicable. Prospective investors should read the Base Shelf Prospectus and Prospectus Supplement and the documents incorporated by reference therein, as filed by the Company on SEDAR+ at www.sedarplus.ca, before making an investment decision.

The securities referred to in this news release have not been, nor will they be, registered under the U.S. Securities Act, and may not be offered or sold within the United States absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities in the United States, nor in any other jurisdiction in which such offer, solicitation or sale would be unlawful. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

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ABOUT GUNNISON COPPER CORP.

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

For more information on the Company, please visit our website at www.GunnisonCopper.com.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this release constitute forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements relate to the completion of the Offering; the receipt of necessary approvals; the use of proceeds from the Offering; the number of securities to be issued under the Offering and the gross proceeds received; the timing of the closing of the Offering. In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, receipt of TSX approval of the Offering, the timing of closing the Offering, the availability of financing to continue as a going concern and implement the Company’s operational plans, the estimation of mineral resources, the realization of resource and reserve estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

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